ENTRAVISION COMMUNICATIONS CORPORATION    2425 Olympic Blvd., Suite 6000 West    Santa Monica, CA 90404    T 310.447.3870    F 310.447.3899

November 16, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christine Adams

Re:	Entravision Communications Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007

Form 10-Q for Fiscal Quarter Ended June 30, 2007
File No. 1-15997

Ladies and Gentlemen:

We respectfully submit below the responses of Entravision Communications Corporation, a Delaware corporation (“Entravision”), to the comments of the SEC Staff contained in your letter dated October 18, 2007. For your convenience, we have included each of your comments from that letter, immediately followed by Entravision’s response. Along with its EDGAR-filed copy, Entravision is concurrently transmitting via facsimile a courtesy hard copy of its response to the Commission.

Comment #1: In future filings revise to clearly disclose the unit of accounting used to test your broadcasting licenses for impairment. In your response, please provide us with your revised disclosures.

Response: Entravision proposes to revise its disclosure in future filings as follows:

Previous disclosure – to be retained:

“Goodwill and indefinite life intangible assets are tested annually for impairment or more frequently if events or changes in circumstances indicate that the assets might be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, we must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.”

New disclosure to be inserted after the retained paragraph follows:

“The unit of accounting used to test broadcast licenses represents all licenses owned and operated within an individual market cluster as such licenses are used together, are complimentary to each other and are representative of the best use of those assets. Our individual market clusters are cities or nearby cities. We test our broadcasting licenses for impairment based on assumptions about these market clusters.”

Comment #2: We note that you utilized an independent third-party valuation to assist in the determination of the value of certain assets in your Radio and Outdoor segments. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

Response: Entravision will disclose the name of the appraiser in future filings. Entravision has contacted the appraiser and received its approval to be named in our filings.

Comment #3: We note that you have identified intangible assets in the purchase price allocation table as presented on page F-18 as one line item. Please revise to disclose the total amount assigned and the individual amount assigned to each major intangible asset class. We refer to paragraph 44 of SFAS No. 142.

Response: Entravision will revise the table in future filings to include line items for major intangible asset classes, such as FCC licenses (intangible assets not subject to amortization), other intangible assets not subject to amortization, goodwill, and intangible assets subject to amortization. Additionally, if there are other major intangible asset classes in the future, those line items will be disclosed separately.

Entravision proposes to revise its disclosure in future filings and will insert the 2007 figures when available:

	2007	2006	2005
Property and Equipment	*	0.3	1.4
(FCC Licenses) Intangible assets not subject to amortization	*	22.7	17.3

Comment #4: We refer to the 2006 sale of radio station assets in San Francisco/San Jose, Tucson and Dallas, Texas markets. We note that you determined that the assets sold in 2006 did not constitute components of an entity as defined by paragraph 41 of SFAS No. 144; and therefore, you have not presented discontinued operations associated with these markets. Paragraph. 4 of SFAS No. 144 states that an asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. It appears, from your discussion of results of operations in MD&A, that you are able to identify the impact that disposal had on 2006 operations. Please tell us in sufficient detail how you evaluated paragraph 41 of SFAS No. 144 to arrive at the conclusion not to classify the disposal of these markets as discontinued operations.

Response: Entravision has determined that the radio segment operates as a single ‘asset group’ as defined by FAS 144, par 4 due to the interdependence of its assets on the group’s cash flows. Activities in the individual markets consist primarily of engineering and sales. These activities are substantially integrated into the radio network, work in a manner that is dependent on the centralized radio network assets, and could not function without that network support. Similarly, the radio network includes the accumulation and integration of the various stations’ assets, all of which are integral to its functionality. In essence, the markets are a grouping of interdependent assets where operations and cash flows are not clearly distinguishable, neither operationally nor for financial reporting purposes, principally for the following reasons:

•

Programming – Our radio network provides the majority of the programming to our markets. Programming gives a radio station its identity. As a result, it cannot be replicated without a significant cost and expertise. We record the programming costs at the radio network and we do not allocate the programming cost to the markets. Therefore we do not have discrete financial information at the market level.

•

Production – Our radio network prepares commercials for our markets and sends the commercials to our markets. Our net revenue is generated from those commercials. We do not allocate this cost to the markets.

•

Strategic management – The radio network manages all of the stations and provides the strategic management of each station, including the choice of music format. We do not allocate this cost to the markets.

•

Operational processes – Other operations that are not performed by our stations are traffic, accounting and payroll systems process, legal and human resource process, and the management process. We do not allocate these costs to the markets.

The various radio network expenses of the key operations and procedures are not recorded at the station level, but rather at the radio network level. These expenses were not allocated to locations. Due to the interdependence of these assets as discussed above, management believes that individual stations and locations do not meet the definition of an asset group. Further, management does not report these individual markets as reportable or operating segments, or separate subsidiaries. Accordingly, after considering the guidance in FAS 144, par 41, we determined that the assets of the local markets that were disposed did not represent a component, and therefore the disposals should not be presented as discontinued operations.

Comment #5: Please revise to provide a description of the facts and circumstances that led to the disposal of the assets serving the Dallas, Texas market and the carrying amounts of the major classes of assets and liabilities included as part of the disposal group. See paragraph 47 of SFAS No. 144 for further guidance.

Response: Entravision will revise and expand the disclosure in future filings to explain the facts and circumstances that led to the disposal of the assets serving the Dallas, Texas market and will include the carrying amounts of the major classes of assets and liabilities.

Entravision proposes to make the following revised disclosure in future filings:

“In the second quarter of 2006, we decided to sell the radio assets serving the Dallas, Texas market, as we had determined there was not an opportunity to create synergies, take advantage of cross-selling and cross-promotion, and achieve cost savings through acquisition of additional media properties in this market.

Prior to the sale, the carrying amounts of the assets in the Dallas, Texas market were as follows (in millions):”

Accounts Receivable	1.4
Prepaid expenses and other current assets	2.0
Property and equipment, net	3.0
Other intangibles subject to amortization, net	0.4
FCC Licenses (Intangibles not subject to amortization)	77.8

84.6

We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to these responses, please contact me directly at (310) 447-3895.

Sincerely,

/s/ Marissa de la Rosa

Marissa de la Rosa Deputy General Counsel

cc:	Walter F. Ulloa

Philip C. Wilkinson

John F. DeLorenzo

Mark A. Boelke, Esq.

Lance Jon Kimmel, Esq.

4